DLA Piper LLP (US) 1251 Avenue of the Americas 27th Floor New York, New York 10020-1104 www.dlapiper.com

Christopher C. Paci christopher.paci@dlapiper.com T 212.335.4970 F 212.884.8470

December 8, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mark P. Shuman, Branch Chief—Legal

Gabriel Eckstein, Staff Attorney

Barbara C. Jacobs, Assistant Director

Tamara Tangen, Staff Accountant

Craig Wilson, Senior Assistant Chief Accountant

Re:	Connecture, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 2, 2014
File No. 333-199484

Ladies and Gentlemen:

We are writing on behalf of Connecture, Inc. (the “Company” or “Connecture”) in response to the December 5, 2014 comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Amendment No. 3 to Registration Statement on Form S-1, which was filed with the Commission on December 2, 2014 (the “Registration Statement”).

Concurrently with this letter, the Company is filing with the Commission Amendment No. 4 to the Registration Statement (“Amendment No. 4”). A marked copy of Amendment No. 4 indicating changes from the Registration Statement is enclosed. This letter restates the numbered comments of the Staff and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in Amendment No. 4.

Division of Corporation Finance

December 8, 2014

Dilution, page 44

1. Refer to the table at the bottom of page 44. Please consider including a footnote that explains how you computed the total consideration paid by existing shareholders, including whether you include any non-cash consideration. Including non-cash consideration as part of the consideration paid by existing shareholders affects the comparability of the consideration paid by existing and new shareholders.

Response: As discussed with the Staff, the Company has revised its disclosure on page 44 to exclude non-cash consideration received by the Company in connection with the issuance of shares by the Company in the 2012 Recapitalization. The table at the bottom of page 44 now reflects only actual cash received by the Company in exchange for shares of capital stock issued by the Company to stockholders.

Unaudited Condensed Consolidated Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Unaudited Pro Forma Presentation, page F-35

2. Refer to the first paragraph on page F-36. We note that you have provided a narrative description off some, but not all, of the adjustments made in preparing your pro forma balance sheet. In this regard, we note changes in the pro forma balances for other assets, accounts payable and other liabilities. Please tell us how your narrative description complies with the requirements of Article 11-02(b)(1) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-36 to describe all of the Company’s pro forma balance sheet adjustments.

Exhibit Index, page II-5

Exhibit 5.1

3. By stating that counsel “has not independently verified any factual matter relating to this opinion,” the opinion appears to assume all material facts, including those that are readily ascertainable. Please note that it is inappropriate to provide an opinion that assumes facts that are readily ascertainable. Refer to section II.A.3.a of Staff Legal Bulletin No. 19 (October 14, 2011) and revise or advise.

Response: In response to the Staff’s comment, the Company has revised Exhibit 5.1 to remove the referenced language.

* * * *

Division of Corporation Finance

December 8, 2014

Please note that the Company requests that the Staff permit the Company’s request for acceleration to be made orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the Registration Statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at: (212) 335-4970 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

Christopher C. Paci

Partner

Enclosures

cc:	Robert Douglas Schneider (Connecture, Inc.)

James P. Purko (Connecture, Inc.)

Joseph G. Silver (DLA Piper LLP (US))

Samer M. Zabaneh (DLA Piper LLP (US))

Patrick O’Brien (Ropes & Gray LLP)

Michael D. Beauvais (Ropes & Gray LLP)